February 18, 2025

David Burton
President and CEO
Jefferson Capital, Inc.
600 South Highway 169, Suite 1575
Minneapolis, MN 55426

       Re: Jefferson Capital, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted February 5, 2025
           CIK No. 0002046042
Dear David Burton:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 8, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1
Risk Factors
Evolving regulation, particularly in Latin America, page 35

1.     In the first paragraph, we note your reference to AI. Please discuss how
AI is
       deployed and utilized, and include any limitations or risks in relying on AI technology obtained from third-party service providers. Clarify whether you have introduced these capabilities outside of Latin America. Discuss whether you have a governance policy for how you use AI. Clarify if your use of AI in Latin America is your
       "PrecisionHandler Solution" application referenced in the penultimate paragraph on page 112. Finally, also include the requested disclosure on page 112. February 18, 2025
Page 2

Concentration Risk, page 87

2. We note your disclosure that a substantial percentage of your purchases are concentrated with a few large sellers, and your disclosure regarding the percentage of deployments in 2024 and 2023 for which your five largest clients accounted. Please discuss the material terms of any related agreements with such sellers and file the agreements as exhibits to the registration statement or tell us why you do not believe they are required to be filed.
       Please contact Jee Yeon Ahn at 202-551-3673 or Amit Pande at 202-551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Todd Schiffman at 202-551-3491 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Marc Jaffe, Esq.